UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

BioCardia, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

09060U507

(CUSIP Number)

Phillip Frost, M.D.

Frost Gamma Investments Trust

4400 Biscayne Blvd, Suite 1500

Miami, Florida 33137

(305) 575-6015

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSON Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,541,700 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,541,700 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,541,700 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 111,111 shares of Common Stock underlying warrants with an exercise price of $6.75 and an expiration date of December 24, 2023.
(2)	Includes 1,541,700 shares held by Frost Gamma Investments Trust. Dr. Phillip Frost is the trustee of Frost Gamma Investments Trust.
(3)	Calculated based on 6,825,183 shares of Common Stock outstanding as of October 1, 2019, as reported by the Issuer on Form DEF 14A filed with the Securities and Exchange Commission on October 15, 2019.

1	NAME OF REPORTING PERSON Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,541,700 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,541,700 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,541,700 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2% (3)
14	TYPE OF REPORTING PERSON OO

(1)	Includes 111,111 shares of Common Stock underlying warrants with an exercise price of $6.75 and an expiration date of December 24, 2023.
(2)	Includes 1,541,700 shares held by Frost Gamma Investments Trust. Dr. Phillip Frost is the trustee of Frost Gamma Investments Trust.
(3)	Calculated based on 6,825,183 shares of Common Stock outstanding as of October 1, 2019, as reported by the Issuer on Form DEF 14A filed with the Securities and Exchange Commission on October 15, 2019.

EXPLANATORY NOTE

This Amendment No. 2 (the “Amendment”) to Schedule 13D is being filed with the Securities and Exchange Commission (the “SEC”) on behalf of Phillip Frost, M.D. (“Dr. Frost”), and Frost Gamma Investments Trust (“FGIT”) and relates to the common stock, par value $.001 per share (the “Common Stock”), of BioCardia, Inc. (the “Issuer”). This Amendment amends and supplements the statement on Schedule 13D filed by OPKO, Dr. Frost and FGIT with the SEC on June 12, 2019, as amended by Amendment No. 1, dated October 23, 2019, (the “June 2019 Schedule 13D”), which amended and restated the Schedule 13D filed by OPKO on January 3, 2017, as amended on February 12, 2018 and February 14, 2019. As noted in the June 2019 Schedule 13D, any group between Dr. Frost and OPKO that may have existed with respect to securities of the Issuer prior to the June 2019 Schedule 13D has ceased to exist. Dr. Frost and FGIT (the “Reporting Persons”) are the reporting persons with respect to this Amendment. Except as set forth herein, this Amendment does not modify any of the information previously reported by the Reporting Persons in the June 2019 Schedule 13D. Unless otherwise indicated, all capitalized terms used herein have the meanings ascribed to them in the June 2019 Schedule 13D.

ITEM 1.	SECURITY AND ISSUER

No change.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated to read as follows:

(a), (f) This statement is being filed by:

(i)	Phillip Frost, M.D, a United States citizen; and

(ii)	FGIT, a trust organized under the laws of the State of Florida.

(b) The address of the principal business and principal office of Dr. Frost and FGIT is 4400 Biscayne Blvd., Suite 1500, Miami, Florida 33137.

(c) The principal business of FGIT is to invest in securities. Dr. Frost is the sole trustee of FGIT. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of FGIT. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is the sole shareholder of Frost-Nevada Corporation. As a result of the foregoing, Dr. Frost is also considered beneficial owner of the securities owned by FGIT. Dr. Frost disclaims beneficial ownership in the securities except to the extent of any pecuniary interest therein.

(d), (e) The information set forth under the heading “Explanatory Note” above is incorporated herein by reference in its entirety to this Item 2(d) and Item 2(e). Except as disclosed above under the heading “Explanatory Note,” during the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

No change.

ITEM 4.	PURPOSE OF TRANSACTION

No change.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(b) are hereby amended and restated to read as follows:

(a)(b)

FGIT holds 1,430,589 shares of Common Stock and 111,111 shares of Common Stock underlying warrants with an exercise price of $6.75 and an expiration date of December 24, 2023, or approximately 22.2% of the Issuer’s issued and outstanding shares, based on 6,825,183 shares of Common Stock outstanding as of October 1, 2019, as reported by the Issuer on Form DEF 14A filed with the SEC on October 15, 2019. Dr. Frost is the sole trustee of FGIT.

Dr. Frost and FGIT’s reported ownership does not include securities owned by OPKO. In addition to serving as Chairman and Chief Executive Officer of OPKO, Dr. Frost and entities controlled by Dr. Frost (including FGIT) beneficially own approximately 34% of the outstanding common stock of OPKO. Dr. Frost and FGIT each disclaim beneficial ownership of the securities of the Issuer owned by OPKO.

Dr. Frost is the trustee of FGIT. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of FGIT. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is the sole shareholder of Frost-Nevada Corporation. As a result of the foregoing, Dr. Frost is also considered beneficial owner of the securities owned by FGIT. Dr. Frost disclaims beneficial ownership in the securities except to the extent of any pecuniary interest therein.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

No change.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 19, 2019

Dr. Phillip Frost

By:	/s/ Phillip Frost, M.D.

Frost Gamma Investments Trust

By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D.
Trustee